Astec Industries, Inc.
1725 SHEPHERD ROAD / CHATTANOOGA, TN 37421 / 423-899-5898 / FAX 423-899-4456

April 29, 2009

Via EDGAR Filing and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Jay Ingram

Re:	Astec Industries, Inc.
Form 10-K
Filed February 27, 2009
File No. 1-11595

Dear Mr. Ingram:

In reference to your letter, dated March 26, 2009, relating to the Form 10-K filed by Astec Industries, Inc. (the “Company”) on February 27, 2009, and the response letter, dated April 17, 2009, submitted on the Company’s behalf by Alston & Bird LLP, the Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company agrees that in future filings that require disclosure pursuant to Item 402 of Regulation S-K, the Company will expand and enhance its disclosure regarding annual base salaries, annual cash incentive programs and long-term incentive programs for named executive officers consistent with the analysis and level of detail provided in our prior response letter.

If you have any questions, or require any additional information, please feel free to contact me at (423) 899-5898.

                        Sincerely,

                                   /s/ F. McKamy Hall
                        F. McKamy Hall
                        Vice President and Chief Financial Officer
                        Astec Industries, Inc.